
05005340



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

13 December 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached the following:

1. SEC Form 17-C dated November 30, 2004 regarding the clarification of the news article entitled "JG Summit eyes funding for naphtha project next year";

2. SEC Form 17-C dated November 30, 2004 regarding the change in shareholdings of a director;

3. SEC Form 17-C dated December 8, 2004 regarding the change in shareholdings of a director.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd

FIL

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

Clarification of the news article entitled "JG Summit eyes funding for naphtha project next year"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes



PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **November 30, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated November 26, 2004 in response to the fax letter of PSE in Annex "B" below.

Annex "B" - Fax letter of PSE to the Company dated November 25, 2004 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" - News article entitled "JG Summit eyes funding for naphtha project next year" which appeared in the November 25, 2004 issue of the Philippine Daily Inquirer (internet edition).

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 30, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

ANNEX "A"



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

26 November 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Gentlemen:

We refer to your fax-letter dated November 25, 2004 requesting us to confirm the veracity of the information contained in a news article entitled "JG Summit eyes funding for naptha project next year" which appeared in the November 25, 2004 issue of the Philippine Daily Inquirer (internet edition).

Please be advised that the project cost stated in the news article is an estimated figure based on preliminary discussions of JG Summit Petrochemical Corporation with potential suppliers which are still ongoing. Also, the funding for the naptha cracker is not expected to be secured by JG Summit Holdings, Inc.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7516
Fax. No. 636-0809

To	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"JG Summit eyes funding for naphtha project next year"**
Date	:	**November 25, 2004**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit eyes funding for naphtha project next year" published in the November 25, 2004 issue of the Philippine Daily Inquirer (Internet Edition). The article reported that:

> *"JG Summit Holdings Inc. aims to secure by the end of next year the required funding for its proposed $400-million naphtha cracker plant, its president Lance Gokongwei said Wednesday.*
>
> *A naphtha cracker would boost the revenue of the petrochemical business to $450-$500 million a year from the present $150 million, Gokongwei told the Inquirer business staff.*
>
> *JG Summit's petrochemical plants 'are running at just about 45 percent of capacity and the planned backward integration is expected to at least double that rate,' he said.*
>
> *Gokongwei said it would take three years to build the naphtha cracker, which he said would have a capacity of up to 350,000 tons of raw materials for plastic.*
>
> *xxx"*

In view thereof, please confirm the veracity of the information contained in the said news articles and provide an update on your previous disclosure dated August 31, 2004, **on or before 9:00 a.m. on Friday, November 26, 2004,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,

CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted by:

MA. PAMELA D. QUIZON-LABAYEN
Head, Disclosure Department

received 11/25/04


INQ7money



Thursday November 25, 2004

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Manila 11:11 am | New York 10:11 pm | London 3:11 am

Top Stories

JG Summit eyes funding for naphtha project next year

Posted: 1:46 AM | Nov. 25, 2004

Ronnel W. Domingo
Inquirer News Service

printable version email a story write the editor feedback

JG Summit Holdings Inc. aims to secure by the end of next year the required funding for its proposed $400-million naphtha cracker plant, its president Lance Gokongwei said Wednesday.

A naphtha cracker would boost the revenue of the petrochemical business to $450-$500 million a year from the present $150 million, Gokongwei told the Inquirer business staff.

JG Summit's petrochemical plants "are running at just about 45 percent of capacity and the planned backward integration is expected to at least double that rate," he said.

Gokongwei said it would take three years to build the naphtha cracker, which he said would have a capacity of up to 350,000 tons of raw materials for plastic.

A naphtha cracker produces ethylene and propylene, which, when further processed, yield polymers that are the raw materials for plastic. Another by-product, pyrolysis gasoline, or py-gas, is used to cool and clean industrial gases.

"The output would answer the supply needs of the local petrochemical industry," Gokongwei said. "We would also export the py-gas and possibly some of the [polyethylene and polypropylene], especially to China."

He said the project was viable, considering a shortage of petrochemical material in the region amid rising demand in China.

Gokongwei said JG Summit Petrochemical Corp. decided to revive its cracker project to ensure stability in supplies, which are currently imported from Singapore.

The company first planned to build a cracker in the 1990s and had come close to financial closure, before the 1997-98 Asian financial crisis set in.

Gokongwei added that the company was asking the government to keep tariffs on petrochemical imports from Southeast Asia at between seven and 10 percent for another five to 10 years.

Under Executive Order No. 161, issued on Jan. 9. 2003, the ASEAN Free Trade Area (AFTA) Common Effective Preferential Tariff on petrochemical products was set at between seven and 10 percent up to end-2004.

This was despite agreements under the AFTA providing that duties on petrochemical products be reduced to five percent starting 2003.

When asked whether financial closure depended on an extension of the executive order, Gokongwei said, "No."

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"We can still get financing" if tariffs were reduced, he said. "It would be harder but not impossible."

Last September, the Association of Petrochemical Manufacturers of the Philippines asked the government to extend the effectivity of Executive Order 161 up to 2010 to give time for the development of the local petrochemical industry. ***With INQ7.net***




PNB REMITTANCE CENTERS
Peso-Dollar Rate

FIL1

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Disclosure on change in shareholdings of a director

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number — LCU

Document I.D. — Cashier

STAMPS

Remarks: pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **November 30, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated November 26, 2004 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 500,000 common shares of the Company.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 30, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

Receiving Copy




OSCAR L. GOMEZ

JG SUMMIT HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

26 November 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired 500,000 common shares of the Company.

As a result of the abovementioned acquisition, the present shareholdings of Mr. James L. Go in the Company is 204,984,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1		1	7	-	C		Second Thursday of June
Month			Day			FORM TYPE					Month Day

Fiscal Year

Disclosure on change in shareholdings of a director

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes


PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **December 8, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated December 6, 2004 advising them of the acquisition by Mr. James L. Go, Director, Chairman and Chief Executive Officer of the Company, of 6,800,000 common shares of the Company.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

December 8, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/


JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

6 December 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

In compliance with Section 13.1 of the Revised Disclosure Rules of the Exchange, please be advised that Mr. James L. Go, Director, Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (the "Company"), acquired 6,800,000 common shares of the Company on November 26, 2004.

As a result of the abovementioned acquisition, the present shareholdings of Mr. James L. Go in the Company is 211,784,656 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd